Exhibit 99.94

ENCORE ENERGY ANNOUNCES FILING OF ANNUAL INFORMATION FORM AND UPDATED TECHNICAL REPORT

TSX.V: EU
OTCQB:ENCUF

March 1, 2022
www.encoreuranium.com

CORPUS CHRISTI, Texas, March 1, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUF) is pleased to announce that it has filed its Annual Information Form for the year ended December 31, 2020. The Annual Information Form can be accessed under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.encoreuranium.com.

The Company has also filed a Technical Report prepared pursuant to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) in connection with its Crownpoint and Hosta Butte uranium project located in northwestern New Mexico. The Technical Report can be accessed under the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.encoreuranium.com.

The Technical Report discloses an Indicated Resource of 10.96 million tons at a grade of 0.117% U3O8 for 25.7 Million pounds of U3O8, and an Inferred Resource of 2.98 million tons at a grade of 0.107% U3O8 for an additional 6.4 Million pounds of U3O8, both at a 0.02% grade cutoff and GT cutoff of 0.25%. This report updates a previous technical report completed in 2012 to conform to current NI 43-101 standards. The previous technical report disclosed an Indicated Resource of 12.68 million tons at a grade of 0.105% U3O8 for 26.6 Million pounds of U3O8 and an estimated Inferred Resource of 2.76 million tons at a grade of 0.110% U3O8 for an additional 6.1 Million pounds of U3O8, both at 0.02% grade cutoff and a significantly lower GT cutoff of 0.10%. The new resource figure is not considered to be a material change given the higher cutoff grade utilized.

The Technical Report was prepared by BRS, Inc. (“BRS”) with the principal author being Douglas L. Beahm, P.E., P.G., who is a Principal Engineer/Geologist and a consultant of BRS, and is independent of the Company. He is a Qualified Person for the purposes of NI 43-101. The independent co-authors of the Technical Report are Carl Warren, P.E., P.G., and Joshua Stewart, P.E., P.G., they are both employees of BRS and they are both Qualified Persons for the purposes of NI 43-101. Paul Goranson, Engineer, is also a co-author of the Technical Report and is not independent of the Company. He is a Qualified Person for the purposes of NI 43-101.

About enCore Energy Corp.

With approximately 90 Million pounds of U3O8 estimated in the Measured and Indicated Resource categories, and 9 Million pounds of U3O8 estimated in the Inferred Resource category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. For more information, visit www.encoreuranium.com.

Dr. Douglas H. Underhill, CPG, the Company’s Chief Geologist, and a Qualified Person under NI 43- 101, has approved the technical disclosure in this news release.

1Mineral resource estimates are based on technical reports prepared pursuant toNI43-101 and available on SEDAR as well as the company website at www.encoreuranium.com.

Neither the TSX, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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For further information: enCore Energy Corp., William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com; www.encoreuranium.com

CO: enCore Energy Corp.

CNW 20:55e 01-MAR-22